

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2014

Via Facsimile and U.S. Mail
Mr. Amir F. Heshmatpour, President
AFH Holding III, Inc.
9595 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212

> **Re:** **AFH Holding III, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52849**
> **AFH Holding IV, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52850**
> **AFH Holding V, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52937**
> **AFH Holding VI, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52938**
> **AFH Holding VII, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 21, 2014**
> **File No. 000-52939**

Dear Mr. Heshmatpour:

We have reviewed your filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe amendments are appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K filed January 21, 2014

1. We note that you filed identical Item 4.01 Forms 8-K for each registrant listed at the top of this letter. In the interest of reducing the number of comments that we issue, rather than separately issue each of the below comments for each registrant, we are only issuing these comments once. Please confirm your understanding that the below comments should be applied to the Item 4.01 Form 8-K filed on January 21, 2014 for each registrant listed at the top of this letter.

2. We note that you have engaged a new independent accountant effective January 16, 2014.   Please amend your Form 8-K to provide all of the disclosures required by Item 4.01(a) of Form 8-K and Item 304(a)(1) of Regulation S-K regarding the resignation of your former independent accountant. We note you previously filed an Item 4.01 Form 8-K on November 13, 2013, reporting EFP Rotenberg LLP's intention to resign in the future. However, as EFP Rotenberg LLP had not resigned at that time, that filing did not satisfy the requirements of Item 4.01(a) of Form 8-K and Item 304(a)(1) of Regulation S-K.

3. If your former accountant has not yet resigned, please explain to us why you had two independent accountants for any period subsequent to the engagement of Anton & Chia LLP on January 16, 2014 and describe the communications that you had with each firm during any overlapping period.

4. When you report EFP Rotenberg LLP's resignation, please file an Exhibit 16 letter from EFP Rotenberg LLP with your amended Form 8-K as required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief